UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 2 )*	OMB APPROVAL
	OMB Number:	3235-0145
	Expires:	February 28, 2009
Estimated average burden
Hours per response . . . . . . . 14.5

Interactive Intelligence, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

45839M 103
(CUSIP Number)

Stephen J. Hackman, Esq.
ICE MILLER LLP
One American Square, Suite 3100
Indianapolis, IN 46282-0200
(317) 236-3400
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO.: 45839M 103
1. Name of Reporting Person. Kyle E. Brown I.R.S. Identification Nos. of above persons (entities only)

2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only

4. Source of Funds (See Instructions)
00
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
United States
7. Sole Voting Power
0 (See Item 5)
8. Shared Voting Power
0
9. Sole Dispositive Power
3,396,529
10. Shared Dispositive Power
0
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,396,529
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
13. Percent of Class Represented by Amount in Row (11)
20.69%
14. Type of Reporting Person (See Instructions)
IN

        This Amendment No. 2 to Schedule 13D relates to the disposition, as reflected in Item 5 below, of certain shares of the common stock of Interactive Intelligence, Inc. (the “Issuer”) by Ms. Kyle E. Brown, the acquisition of which was reported on the Schedule 13D filed on February 24, 2006, and which was previously amended by the Amendment No. 1 to Schedule 13D filed May 9, 2006.

Item 1.    Security and Issuer.

        This Amendment No. 2 to Schedule 13D is being filed with respect to 3,396,529 shares of the common stock of the Issuer whose principal executive offices are located at 7601 Interactive Way, Indianapolis, Indiana 46278.

Item 2.    Identity and Background.

        The person filing this report is Kyle E. Brown (the “Filing Person”) and her principal residence is 3653 South U.S. 421, Zionsville, Indiana 46077. The Filing Person is not currently employed or engaged in an occupation. In the last five years, the Filing Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Filing Person is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

        The Filing Person did not expend any funds in the acquisition of the shares of the Issuer’s common stock, but instead acquired the shares from her ex-husband pursuant to an Agreement of Property Settlement and for Child Custody and Support (the “Agreement”), which was approved by the Indiana State Superior Court in Boone County on February 14, 2005, in connection with the division of property in divorce proceedings.

Item 4.    Purpose of Transaction.

        The Filing Person acquired the right to acquire all of the shares of the Issuer’s common stock beneficially owned by the Filing Person on February 14, 2006, pursuant to the Agreement (which is described in further detail in response to Item 3 of this Schedule 13D). The Filing Person may dispose of the shares of the Issuer’s common stock as the market permits directly to one or more purchasers, to or through underwriters, brokers or dealers, through agents on a best-efforts basis or otherwise, or through a combination of such methods of sale, and the Filing Person may sell the shares in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale or at prices related to such prevailing prices, at varying prices determined at the time of sale, or at negotiated prices. The Filing Person may also transfer, devise or gift such common stock.

        The Filing Person does not currently have any plans to: (i) acquire any additional securities of the Issuer, (ii) cause any extraordinary corporate transaction, (iii) cause a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) cause a change in the present board of directors or management of the Issuer, (v) cause a change in the present capitalization or dividend policy of the Issuer, (vi) cause any other material change in the Issuer’s business or corporate structure; (vii) change the Issuer’s charter, bylaws or similar instruments in a way that would impede the acquisition of control of the Issuer by any person; (viii) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) cause a class of the Issuer’s securities to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to the above.

Item 5.    Interest In Securities Of The Issuer.

        The Filing Person holds 3,396,529 shares of the Issuer’s common stock, or, based on the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, 20.69% of the outstanding shares of common stock. The Filing Person has sole power to dispose or direct the disposition of the shares. Pursuant to Section 23-1-42 of the Indiana Code, these shares are deemed to be “control shares,” and are without any voting rights in the hands of the Filing Person, unless and until voting rights are approved by the shareholders of the Issuer. The Filing Person acquired the right to acquire all of the shares of the Issuer’s common stock beneficially owned by the Filing Person on February 14, 2006, pursuant to the Agreement (which is described in further detail in response to Item 3 of this Amendment No. 2 to Schedule 13D). Any subsequent purchaser of the Filing Person’s shares of the Issuer’s common stock will have voting power with respect to such shares, so long as the acquisition of the shares does not cause the purchaser to hold (in the aggregate with all other shares held by the purchaser) any of the following ranges of voting power in the election of directors: (1) one-fifth or more but less than one-third of all voting power; (2) one-third or more but less than a majority of all voting power; or (3) a majority or more of all voting power.

        On May 9, 2006, the Filing Person reported the sale of a combined total of 185,033 shares of Issuer common stock by filing Amendment No. 1 to Schedule 13D.

        The Filing Person has sold 335,173 shares of the Issuer’s common stock in transactions executed in the NASDAQ National Market since the most recent filing of a Schedule 13D or any amendment thereto. These sales occurred in the following transactions:

Date of Sale	Number of Shares	Price per Share

May 9, 2006	28,000	$10.502
May 12, 2006	24,136	$10.250
May 22, 2006	15,000	$10.250
May 22, 2006	47,337	$10.285
June 21, 2006	85,000	$12.627
June 22, 2006	38,500	$12.515
June 23, 2006	1200	$12.020
June 23, 2006	100	$12.040
June 23, 2006	500	$12.050
June 23, 2006	400	$12.060
June 23, 2006	100	$12.070
June 23, 2006	100	$12.100
June 23, 2006	200	$12.110
June 23, 2006	50	$12.140
June 23, 2006	1400	$12.160
June 23, 2006	200	$12.180
June 23, 2006	25	$12.190
June 23, 2006	400	$12.210
June 23, 2006	900	$12.220
June 23, 2006	800	$12.230
June 23, 2006	1200	$12.250
June 23, 2006	350	$12.280
June 23, 2006	500	$12.290
June 23, 2006	575	$12.300
June 23, 2006	200	$12.310
June 23, 2006	800	$12.350
June 23, 2006	1100	$12.370
June 23, 2006	200	$12.380
June 23, 2006	1200	$12.400
June 23, 2006	500	$12.410
Date of Sale	Number of Shares	Price per Share

June 23, 2006	300	$12.430
June 23, 2006	500	$12.440
June 23, 2006	100	$12.450
June 23, 2006	499	$12.470
June 23, 2006	300	$12.480
June 23, 2006	300	$12.490
June 23, 2006	2201	$12.500
June 23, 2006	1000	$12.510
June 23, 2006	100	$12.520
June 23, 2006	200	$12.530
June 23, 2006	12100	$12.540
June 23, 2006	1000	$12.542
June 23, 2006	600	$12.550
June 23, 2006	300	$12.560
June 23, 2006	1000	$12.570
June 23, 2006	300	$12.580
June 23, 2006	240	$12.590
June 23, 2006	16500	$12.600
June 23, 2006	2600	$12.610
June 23, 2006	320	$12.620
June 23, 2006	560	$12.630
June 23, 2006	1500	$12.640
June 23, 2006	679	$12.660
June 23, 2006	1050	$12.670
June 23, 2006	2100	$12.680
June 23, 2006	900	$12.690
June 23, 2006	4420	$12.700
June 23, 2006	2700	$12.710
June 23, 2006	800	$12.720
June 23, 2006	100	$12.730
June 23, 2006	2060	$12.750
June 23, 2006	1200	$12.760
June 23, 2006	1500	$12.770
June 23, 2006	100	$12.780
June 23, 2006	71	$12.800
June 23, 2006	840	$12.900
June 23, 2006	800	$12.920
June 23, 2006	200	$12.930
June 23, 2006	4400	$12.940
June 23, 2006	2400	$12.950
June 23, 2006	3040	$12.960
June 23, 2006	810	$12.970
June 23, 2006	1000	$12.980
June 23, 2006	8110	$12.990
Date of Sale	Number of Shares	Price per Share

June 23, 2006	300	$13.000
June 23, 2006	500	$13.010
June 23, 2006	200	$13.020
June 23, 2006	100	$13.030
June 23, 2006	1100	$13.060
June 23, 2006	200	$13.130

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        The Filing Person is not party to any contract, arrangement, understanding or relationship with respect to the shares, other than the Agreement, which simply provides that her ex-husband must transfer all of the shares of the Issuer’s common stock reported on this Schedule 13D to the Filing Person, without any contingencies or other conditions.

Item 7.    Material to be Filed as Exhibits.

        Exhibit A – Power of Attorney.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 23, 2006

Date

/s/ Stacy S. Kilian

Signature

Stacy S. Kilian/ attorney-in-fact

Name/Title

        The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)